BB 3/18


02003633

ATES
ANGE COMMISSION
.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
MAR 0 5 2002
354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44849

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Manhattan Beach Trading Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 E. Maple Street
(No. and Street)



El Segundo (City) California (State) 92045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Demarest 310-414-4535
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Blvd., Suite 260 (Address) Los Angeles (City), California (State) 90064 (Zip Code)

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Steve Demarest, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Beach Trading Financial Services, Inc., as of December 31, 2001, 19_____, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

X ____________________
Signature

X PRESIDENT
Title

____
Notary Public


JOSEFINA HERNANDEZ
Commission # 1264223
Notary Public - California
Los Angeles County
My Comm. Expires May 18, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
1926 E. MAPLE STREET
EL SEGUNDO, CALIFORNIA 90245


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2002
354
WASH, D.C.
SECTION

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Manhattan Beach Trading Financial Services, Inc.
El Segundo, California

I have audited the accompanying statement of financial condition of Manhattan Beach Trading Financial Services, Inc. (the Company) as of December 31, 2001 and related statements of operations, cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2001 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements but includes supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



George Brenner, C.P.A.

Los Angeles, California
February 18, 2002

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$	261,957
Clearing deposit		50,128
Due from clearing broker		849
Accounts receivable		1,567
TOTAL ASSETS	$	314,501

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
State income tax payable	$	800
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, authorized 1,000,000 shares, issued 10,000 shares		10,000
Capital in excess of par value		363,346
Accumulated deficit		(59,645)
TOTAL STOCKHOLDER'S EQUITY		313,701
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	314,501

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2001

Revenue		
Interest	$	4,441
Other		3,744
		8,185
Expenses		
Regulatory fees		22,323
Clearing		1,323
Other		346
		23,992
(Loss) before provision for income taxes		(15,807)
INCOME TAX PROVISION		800
NET (LOSS)	$	(16,607)

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2001

	Common Stock				Capital in Excess of		Accumulated
	Shares		Amount		Par Value		Deficit
Balance, December 31, 2000	10,000	$	10,000	$	66,023	$	(43,038)
Capital Contributed					297,323		
Net loss							(16,607)
Balance, December 31, 2001	10,000	$	10,000	$	363,346	$	(59,645)

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities		
Net loss	$	(16,607)
Adjustment to reconcile net loss to cash used in operating activities:		
Accounts receivable		(2,416)
State income tax		800
Net cash used in operating activities		(18,223)
Acquisition Activities - Clearing Deposit		(50,128)
Investing Activities - Capital Contributed		297,323
Net (increase) in cash and cash equivalent		228,972
Beginning of year		32,985
End of year	$	261,957

See accompanying notes to financial statements

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was granted registration as a broker-dealer by the Securities and Exchange Commission in May 1992 and was granted membership in the National Association of Securities dealers, Inc. in May 1993. During 2001, the Company did not conduct significant broker-dealer operations. The Company is a wholly owned subsidiary of Manhattan Beach Trading, Inc. The Company does not hold customers' funds or securities.

Cash Equivalent

The investment in a short-term money market fund is considered a cash equivalent.

Income Taxes

The Company's shareholder has elected to treat the Company as an "S" Corporation for federal and state income tax purposes. Accordingly, the shareholder is liable for federal and state taxes on the Company's income. A minimum of $800 state income tax is required.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company's net capital was $312,134 which was $307,134 in excess of its minimum requirement of $5,000.

NOTE 3 - EXEMPTION FROM RULE 15C3-3

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 – SUBSEQUENT EVENT

On February 5, 2002 the Company obtained permission from the NASD to increase its net capital requirement from $5,000 to $100,000.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	313,701
Nonallowable assets - accounts receivable		(1,567)
NET CAPITAL	$	312,134

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	53
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	307,134
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	312,054

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$	800
Percentage of aggregate indebtedness to net capital		0.0%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited	$	312,934
Unrecorded liability		(800)
Audited	$	312,134

See accompanying notes to financial statements

PART II

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

Report of Independent Account
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Manhattan Beach Trading Financial Services, Inc.
El Segundo, California

In planning and performing my audit of the financial statements of Lawrence Charles & Company, Inc. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accord to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Board of Directors
Manhattan Beach Trading Services, Inc.
El Segundo California

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.



George Brenner, CPA

Beverly Hills, California
February 18, 2002